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Andrés V. Gil
Davis Polk & Wardwell LLP 121, avenue des Champs-Elysées 75008 Paris	01 56 59 36 30 tel 01 56 59 37 30 fax andres.gil@davispolk.com

8 October 2014

Re:	BBVA Banco Francés S.A. Form 20-F for Fiscal year ended December 31, 2013 filed April 21, 2014, File no. 1-12568

Mr. Christian Windsor
Special Counsel
US Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Mr. Windsor:

On behalf of our client, BBVA Banco Francés S.A. we acknowledge receipt of the Staff’s comment letter dated September 30, 2014, regarding the above-captioned filing.

As requested in the Staff’s comments and clarified telephonically, BBVA Banco Francés S.A. will respond to the Staff’s comments by revising its future Form 20-F filing accordingly.

Sincerely,

/s/ Andrés V. Gil

Andrés V. Gil

cc:	Alexandra M. Ledbetter, Staff Attorney Ignacio Sanz y Arcelus, CFO